SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-114115

NOTIFICATION OF LATE FILING

     (Check One):      |_| Form 10-K    |_| Form 11-K     |_| Form 20-F      |X| Form 10-Q
                       |_| Form N-SAR

     For Period Ended:       September 30, 2004

|_| Transition Report on Form 10-K              |_| Transition Report on From 10-Q
|_| Transition Report on Form 20-F              |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

           For the Transition Period Ended:

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
 N.A.

PART I
REGISTRANT INFORMATION

Full name of registrant       NationsRent Companies, Inc.

Former name if applicable

                                            450 East Las Olas Boulevard, Suite 1400
Address of principal executive office (Street and number)

                                            Fort Lauderdale, FL 33301
City, state and zip code

PART II
RULE 12b-25 (b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           NationsRent Companies, Inc. (the "Company") could not complete its filing on Form 10-Q for the quarter ended September 30, 2004 (the "10-Q") due to a delay in obtaining and compiling information required to be included in the 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to obtain and file such information by the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

Thomas J. Hoyer	(954) 760-6550

(Name)	(Area Code)(Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X|Yes |_|No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|Yes |X|No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NationsRent Companies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2004	By: /s/ Thomas J. Hoyer Thomas J. Hoyer, Vice President and Chief Financial Officer